Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated October 29, 2012, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. However, Merger Sub (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdictions. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

NOTICE OF OFFER TO PURCHASE

All Outstanding Shares of Common Stock

of

New Frontier Media, Inc.

at

$2.02 Per Share in Cash

and

Certain Contingent Payment Rights

Pursuant to the Offer to Purchase dated October 29, 2012

by

Flynt Broadcast, Inc.,

a wholly-owned subsidiary of

LFP Broadcasting, LLC

a company controlled by

Larry Flynt

Flynt Broadcast, Inc., a Colorado corporation (“Merger Sub”) and a direct wholly-owned subsidiary of LFP Broadcasting, LLC, a Delaware limited liability company (“LFP”) that is controlled by Larry Flynt, is offering to purchase all outstanding shares of common stock, par value $0.0001 (“Shares”), of New Frontier Media, Inc., a Colorado corporation (“New Frontier Media, Inc.”), at a price of $2.02 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), plus one contingent payment right per Share which represents the contingent right to receive an additional cash payment based upon the amount of New Frontier’s available cash at the time this Offer expires (up to a maximum amount of $.06 per Share) (a “CPR”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). More specifically, a CPR will entitle all tendering New Frontier Media shareholders to an additional $.01 per share for each $162,000 of “Net Available Cash” (as defined in the Merger Agreement), in excess of a base amount of $11,514,000, held by New Frontier at the expiration of the Offer, up to a total possible additional cash consideration of an additional $.06 per share, if Net Available Cash is $12,486,000 or higher.  Of course, there is no guarantee that there will be any amount paid to the shareholders on the CPR, as there is no guarantee that New Frontier’s Net Available Cash will meet or exceed $11,514,000.  Following completion of the Offer, Merger Sub intends to effect the Merger (as defined below).

If your Shares are registered in your name and you tender directly to Corporate Stock Transfer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Merger Sub. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with such institution as to whether they charge any service fees.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 15, 2012 (the “Merger Agreement”), by and among New Frontier Media, Inc., LFP and Merger Sub, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into New Frontier Media, Inc. (the “Merger”), with New Frontier Media, Inc. continuing as the surviving corporation and a wholly-owned subsidiary of LFP (the “Surviving Corporation”). Upon completion of the Merger, each Share outstanding immediately prior to the effective time of the Merger (excluding those Shares that are held by LFP, Merger Sub, New Frontier Media, Inc. or any of their wholly-owned subsidiaries, or shareholders who properly perfect their appraisal rights under the Colorado Business Corporation Act, as amended (the “CBCA”)) will be cancelled and converted into the right to receive the same consideration paid in the Offer, without interest and less any applicable withholding taxes, as set forth in the Merger Agreement and as described in the Offer to Purchase. The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 27, 2012 (THE END OF THE DAY ON TUESDAY), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

There is no financing condition to the Offer. Notwithstanding any other provisions of the Offer, Merger Sub will not be required to, and LFP will not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission, including Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), pay for any tendered Shares if at any time on or after the date of the commencement of the Offer and prior to the expiration time of the Offer, any of the following events has occurred and is continuing at the then scheduled expiration time of the Offer:

•

there has not been validly tendered (not including Shares tendered pursuant to the procedures for guaranteed delivery and not already delivered prior to the expiration time of the Offer) and not properly withdrawn a number of Shares that, together with the Shares beneficially owned by LFP and Merger Sub (if any), constitute at least a majority of the total number of then outstanding Shares on a “fully diluted basis” (which total number is the number of Shares issued and outstanding plus the number of Shares which New Frontier would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise) (the “Minimum Tender Condition”);

•

New Frontier Media, Inc. has not performed in all material respects its obligations required to be performed prior to the expiration time of the Offer under the Merger Agreement, and any failure to perform has not been cured prior to the expiration time of the Offer;

•

New Frontier has less than $11,514,000 of Company Net Available Cash, or New Frontier has failed to deliver to LFP a certificate executed by the chief financial officer of New Frontier certifying the amount of the Company Net Available Cash as of the expiration time of the Offer; or

•	other customary conditions.

The foregoing conditions (except for the Minimum Tender Condition) may be waived by LFP or Merger Sub in whole or in part at any time and from time to time, subject to the terms of the Merger Agreement.

NEW FRONTIER MEDIA, INC.’S BOARD OF DIRECTORS UNANIMOUSLY

RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

At a meeting held on October 14, 2012, New Frontier Media, Inc.’s board of directors, after careful consideration and following the recommendation of the special committee of independent and disinterested directors, unanimously: (1) determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of New Frontier and its shareholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (3) directed that the Merger Agreement be submitted to New Frontier’s shareholders for adoption, if required by applicable laws, and (4) resolved to recommend that New Frontier’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable Laws, adopt the Merger Agreement and approve the Merger.

The purpose of the Offer and the Merger is for LFP and its affiliates, through Merger Sub, to acquire control of, and the entire equity interest in, New Frontier Media, Inc. The Offer, as the first step in the acquisition of New Frontier Media, Inc., is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the Shares not purchased pursuant to the Offer, the Top-Up Option (as defined below) or otherwise.

New Frontier has granted Merger Sub an irrevocable option (the “Top-Up Option”), exercisable from and after the date and time at which Merger Sub first accepts for payment Shares tendered in the Offer, to purchase up to that number of newly issued Shares (the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by LFP and Merger Sub at the time of exercise, constitutes one Share more than the 90% of the fully-diluted Shares (i.e. that number of Shares necessary for Merger Sub to be merged into New Frontier through a “short-form” merger under the CBCA (after giving effect to the issuance of the Top-Up Option Shares)) and (ii) the aggregate number of Shares that New Frontier is authorized to issue under its articles of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option, in each case, for consideration per Top-Up Option Share equal to the Offer Price plus one CPR.

The Top-Up Option may be exercised by Merger Sub, in whole or in part, at any time prior to the third business day following the date and time at which Merger Sub first accepts payment for Shares tendered in the Offer, but the Top-Up Option will only be exercisable if, after exercise of the Top-Up Option, the number of shares owned by LFP and Merger Sub would constitute one Share more than the number of Shares necessary for Merger Sub to be merged into New Frontier pursuant to Section 7-111-104 of the CBCA. The aggregate purchase price for the Shares being purchased pursuant to the Top-Up Option may be paid by Merger Sub, at its election, either entirely in cash or by delivery of cash equal to the aggregate par value of the Shares being purchased plus a promissory note for the balance due. Any such promissory note will bear interest at the rate of 4% per annum, will mature on the first anniversary of the date of execution thereof and may be prepaid without penalty.

Upon the terms and subject to the conditions of the Merger Agreement, in the event that Merger Sub acquires at least 90% of the then outstanding Shares pursuant to the Offer (including through purchases during any subsequent offering period or through exercise of the Top-Up Option) the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 7-111-104 of the CBCA, as promptly as reasonably practicable after such acquisition, without a meeting of the shareholders of New Frontier Media, Inc.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Merger Sub reserves the right, and under certain circumstances may be required, to extend the Offer, as described in Section 1 of the Offer to Purchase. If any condition to the Offer has not been satisfied or waived, Merger Sub must extend the Offer for one or more consecutive periods of not more than five business days, up to an aggregate of 20 business days after the original expiration time of the Offer.  In addition, Merger Sub may in its sole discretion commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) after the date and time at which Shares are first accepted for payment in the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the expiration time of the Offer if and when Merger Sub gives oral or written notice to the Depositary of Merger Sub’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Merger Sub and transmitting such payments to the tendering shareholders. Under no circumstances will interest be paid on the Offer Price or the CPR for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time of the Offer. Further, if Merger Sub has not accepted Shares for payment by December 28, 2012, they may be withdrawn at any time prior to Merger Sub’s acceptance for payment after that date. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Sub, in its sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. Neither LFP nor Merger Sub, nor any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 at any time prior to the expiration time of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

New Frontier Media, Inc. has provided LFP and Merger Sub with New Frontier Media, Inc.’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on New Frontier Media, Inc.’s shareholder list and will be furnished for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. Shareholders should consult their own tax advisors as to the particular tax consequences of the

Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at LFP and Merger Sub’s expense. LFP and Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree
M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

October 29, 2012